December 11, 2006

Mail Stop 4561

Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **RE:** **Hauppauge Digital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 22, 2006**
> **File number 333-138324**
>
> **Form 10-K for September 30, 2005**
> **Filed December 29, 2005**
> **File number 1-13550**

Dear Mr. Tucciarone:

We have reviewed the above amendment and have the following comments in that regard.

Form S-3

Item 17. Undertakings

1. We note your revision pursuant to comment number 3 of our letter dated November 17, 2006. As you are not relying on Rule 430A, please delete the undertaking associated with this Rule. Please include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K, which relates to Rule 430C.

Legality Opinion

2. Please file an updated and manually signed opinion by amendment.

Consent of Auditors

3. Please also file a manually signed and currently dated consent of the accountants.

Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen Parker, at (202) 551-3611 or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Herbert W. Solomon
Meltzer, Lippe, Goldstein & Breitstone, LLP
190 Willis Avenue
Mineola, NY 11501
Facsimile no. (516) 747-0653